UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-229744

EMERALD HEALTH THERAPEUTICS, INC.

(Exact name of registrant as specified in its charter)

210 - 800 West Pender Street

Vancouver, British Columbia V6C 1J8

(800) 757-3536

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares
Preferred Shares
Warrants

Subscription Receipts

Units

Debt Securities

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: Common Shares (179), Preferred Shares (none), Warrants (none), Subscription Receipts (none), Units (none), Debt Securities (none)

Pursuant to the requirements of the Securities Exchange Act of 1934, Emerald Health Therapeutics, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 1, 2021

By:	/s/ Jenn Hepburn
Jenn Hepburn
Chief Financial Officer